UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

COMMISSION FILE NUMBER 1-12001

TDY INDUSTRIES, INC. PROFIT SHARING PLAN
FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Financial Statements and Supplemental Schedule
TDY Industries, Inc. 401(k) Profit Sharing Plan for Certain Employees of
Metalworking Products
Year ended December 31, 2010

Financial Statements
And Supplemental Schedule
TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Year ended December 31, 2010
(Unaudited)

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Financial Statements
and Supplemental Schedule
Year ended December 31, 2010
(Unaudited)

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Statements of Net Assets Available for Benefits
(Unaudited)

	December 31
	2010	2009

Investments at fair value:
Interest in registered investment companies	$2,776,872	$808,103
Interest in synthetic investment contracts	904,849	969,810
Corporate common stocks	300,000	269,149
Interest-bearing cash and cash equivalents	169,375	104,868
Interest in common collective trusts	24,290	1,577,295

Total investments at fair value	4,175,386	3,729,225

Notes receivable from participants	229,684	269,002

Net assets available reflecting investments at fair value	4,405,070	3,998,227
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(27,513)	(10,118)

Net assets available for benefits	$4,377,557	$3,988,109

See accompanying notes.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Statement of Changes in Net Assets Available for Benefits
(Unaudited)
Year ended December 31, 2010

Contributions:
Employer	$188,680
Employee	196,900
Rollovers	10,219

Total contributions	395,799

Interest income on notes receivable from participants	16,214

Investment income:
Net gain from interest in registered investment companies	302,766
Net gain on corporate common stocks	64,325
Net gain from interest in common collective trusts	59,460
Interest income	10,353
Other income	28,193

Total investment income	465,097

877,110

Distributions to participants	(480,812)
Fees and administrative payments	(6,850)

(487,662)

Net increase in net assets available for benefits	389,448
Net assets available for benefits at beginning of year	3,988,109

Net assets available for benefits at end of year	$4,377,557

See accompanying notes.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements
December 31, 2010
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (FASB) issued changes to reporting and disclosure requirements for loans to participants. Participant loans are required to be measured at their unpaid principal balance plus any accrued but unpaid interest, and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The changes are effective for the fiscal year ended December 31, 2010, and are required to be applied retrospectively. There were no changes to the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy, and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Level 2 or 3. The Plan adopted the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
2. Description of the Plan
The TDY Industries, Inc. 401(k) Profit Sharing Plan for Certain Employees of Metalworking Products (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The respective employing companies, which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), will match 100% up to the first 3% of employee contributions and 50% of the next 2% of employee contributions. In addition, profit sharing contributions can be made to participant accounts at the employing company’s discretion. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund). The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the investment alternatives.
These contributions follow an age-weighted formula, based on the following schedule:

CURRENT AGE	COMPANY CONTRIBUTION
Less than age 35	2.0%
35 — 39	2.5%
40 — 44	3.0%
45 — 49	3.5%
50 — 54	4.0%
55 — 59	4.5%
Age 60 or above	5.0%
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
General-purpose loans are repaid over 12 to 60 months, and primary residence loans are repaid over 12 months up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.
3. Investments
The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), a common collective trust (CCT), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Average yields for all fully-benefit responsive investment contracts for the year ended December 31, 2010 were as follows:

Based on actual earnings	3.01%
Based on interest rate credited to participants	2.90%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments (continued)
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the investment may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2010.

Vanguard Target Retirement 2020 Fund	$753,945
Allegheny Technologies Incorporated Common Stock	300,000
Vanguard Target Retirement 2015 Fund	284,002
Vanguard Target Retirement 2010	280,292
Investments in SICs at contract value that represent 5% or more of the Plan’s net assets as of December 31, 2009 were as follows:

Monumental Life Ins. Co. Constant Duration SIC	$293,173
Prudential Constant Maturity SIC	285,888
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate common stocks — These investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Common collective trust funds — These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•	Registered investment companies — These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•	Synthetic investment contracts — Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Assets measured at fair value on a recurring basis:

December 31, 2010	Level 1	Level 2	Total

Interest in registered investment companies (a)	$2,776,872	$—	$2,776,872
Interest in synthetic investment contracts (b)	—	904,849	904,849
Corporate common stock (c)	300,000	—	300,000
Interest-bearing cash and cash equivalents	169,375	—	169,375
Interest in common collective trusts (d)	—	24,290	24,290

Total assets at fair value	$3,246,247	$929,139	$4,175,386

a)	This class includes approximately 23% U.S. equity funds, 6% non-U.S. equity funds, 6% balanced funds, 60% target date funds, and 5% fixed income funds.

b)	This class includes approximately 23% government and government agency bonds, 22% corporate bonds, 26% residential mortgage-backed securities, 11% commercial mortgage-backed securities, 4% short-term investments, and 14% asset-backed securities.

c)	Comprised of ATI common stock.

d)	This class includes approximately 100% fixed income funds.

December 31, 2009	Level 1	Level 2	Total

Interest in registered investment companies (a)	$808,103	$—	$808,103
Interest in synthetic investment contracts (b)	—	969,810	969,810
Corporate common stock (c)	269,149	—	269,149
Interest-bearing cash and cash equivalents	104,868	—	104,868
Interest in common collective trusts (d)	—	1,577,295	1,577,295

Total assets at fair value	$1,182,120	$2,547,105	$3,729,225

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)

a)	This class includes approximately 49% U.S. equity funds, 22% non-U.S. equity funds, 24% balanced funds, and 5% fixed income funds.

b)	This class includes approximately 13% government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 26% asset-backed securities.

c)	Comprised of ATI common stock.

d)	This class includes approximately 89% target date funds, 9% U.S. equity funds, and 2% fixed income funds.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 16, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2007.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
EIN 25-1792394 Plan 040
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value

Interest-bearing cash and cash equivalents
EB Temporary Investment Fund of Bank of New York Mellon	$169,375
Adjustment from fair to book value	(489)

$168,886

Registered investment companies
Alliance Bernstein Small Mid Cap Value Fund	$215,196
American Funds Europacific Growth Fund	166,501
American Funds Growth Fund of America	164,922
Vanguard Total Bond Market Index Fund	84,658
MFS Value Fund	44,572
Vanguard Target Retirement Income Fund	11,584
Vanguard Target Retirement 2010 Fund	280,292
Vanguard Target Retirement 2015 Fund	284,002
Vanguard Target Retirement 2020 Fund	753,945
Vanguard Target Retirement 2025 Fund	148,879
Vanguard Target Retirement 2030 Fund	118,799
Vanguard Target Retirement 2035 Fund	26,030
Vanguard Target Retirement 2040 Fund	41,084
Vanguard Institutional Index Fund	158,509
Vanguard Inflation Protected Securities Fund	64,760
MSIF Small Company Growth Fund	213,139

Total registered investment companies	$2,776,872

Corporate Common Stock
Allegheny Technologies Incorporated*	$300,000

Common Collective Trusts
BNY Mellon Stable Value Fund	$24,290
Adjustment from fair to book value	(432)

$23,858

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$9,513
CMBS, BACM 2005-3 A3A	11,939
Freddie Mac, FHR 2760 EB	2,162
Freddie Mac, FHR 2786 PC	758
Freddie Mac, FHR 2865 PQ	5,196
Freddie Mac, FHR 2866 XD	4,538
Freddie Mac, FHR 2870 BD	3,647

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
EIN 25-1792394 Plan 040
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value

Freddie Mac, FHR 2888 OW	2,883
GNMA Project Loans, GNR 06-51 A	9,067
Auto Valet 2008-2 A3A	8,745
Bank of America, N.A. Wrap contract	(1,986)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	56,462

CMBS, CDCMT 2002-FX1D1	9,599
Rate Redu Bonds, CNP 05-A A2	8,140
Freddie Mac, FHR 2631 LB	1,071
Freddie Mac, FHR 2778 KR	1,164
Freddie Mac, FHR 2981 NB	276
Freddie Mac, FHR 2891 NB	9,535
CMBS, MLMT 05-CIP1 A2	13,821
CMBS, MLMT 05-CKI1 A2	4,351
CMBS, CD05-CD1 A2 FX	4,427
State Street Bank Wrap contract	(1,339)

State Street Bank Fixed Maturity Synthetic Contract 105028	51,045

CMBS, BSCMS 05-T18 A2	4,303
Freddie Mac, FHR 2763 PC	1,418
Freddie Mac, FHR 2921 NV	3,661
Freddie Mac, FHR 2934 OC	5,316
CMBS, JPMCC 05-LDP2 A2	1,028
Natixis Financial Products Wrap contract	(284)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	15,442

Total Fixed Maturity Synthetic Contracts	$122,949

Variable Rate Synthetic Contracts
Natixis Financial Products	$18,604
Natixis Wrap contract	(223)

Total Variable Rate Synthetic Contracts	$18,381

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$25,905
BlackRock, 1-3 Year Credit Bond Index Fund	45,827
BlackRock, Asset-Backed Sec Index Fund	66,158
BlackRock, Comm Mortgage-Backed Sec Fund	12,341
BlackRock, Int Term Credit Bond Index Fund	54,138
BlackRock, Int Term Government Bond Index Fund	24,050
BlackRock Global Investors, Long Term Government Bond Index Fund	12,673
BlackRock, Mortgage-Backed Sec Index Fund	61,106

TDY Industries, Inc. 401(k) Profit Sharing Plan for
Certain Employees of Metalworking Products
EIN 25-1792394 Plan 040
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value

Monumental Life Ins. Co. Wrap contract	(9,025)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00895TR	293,173

Prudential Core Conservative Intermediate Bond Index	294,767
Prudential Wrap Contract	(8,879)

Prudential Constant Duration Synthetic Contract GA 62215	285,888

BlackRock, 1-3 Year Government Bond Index Fund	13,949
BlackRock, 1-3 Year Credit Bond Index Fund	24,676
BlackRock, Asset-Backed Sec Index Fund	35,623
BlackRock, Comm Mortgage-Backed Sec Fund	6,645
BlackRock, Int Term Credit Bond Index Fund	29,151
BlackRock, Int Term Government Bond Index Fund	12,950
BlackRock, Long Term Government Bond Index Fund	6,824
BlackRock, Mortgage-Backed Sec Index Fund	32,904
State Street Bank Wrap contract	(4,856)

State Street Bank Constant Duration Synthetic Contract 107073	157,866

Total Constant Duration Synthetic Contracts	$736,927

Participant loans* (4.25% to 9.25%, with maturities through 2015)	$229,684

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

TDY INDUSTRIES, INC. PROFIT SHARING PLAN FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS

Date: June 28, 2011	By:	/s/ Karl D. Schwartz

Karl D. Schwartz
Controller and Principal Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)